Filed Pursuant to Rule 433

Registration Number 333-276739

International Business Machines Corporation
January 29, 2026
Pricing Term Sheet

$500,000,000 4.000% Notes due 2029

$500,000,000 4.300% Notes due 2031

$500,000,000 4.600% Notes due 2033

$1,000,000,000 4.950% Notes due 2036

$750,000,000 5.800% Notes due 2056

Issuer:	International Business Machines Corporation

Expected Ratings*:	A3 / A- / A- (Moody’s/S&P/Fitch)

Format:	SEC Registered

Trade Date:	January 29, 2026

Settlement Date**:	February 3, 2026 (T+3)

Joint Bookrunning Managers:	Citigroup Global Markets Inc. BNP Paribas Securities Corp. BofA Securities, Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. Mizuho Securities USA LLC

Senior Co-Managers:	CIBC World Markets Corp. SG Americas Securities, LLC TD Securities (USA) LLC

Co-Managers:	Academy Securities, Inc. Cabrera Capital Markets LLC

Day Count:	30/360

Minimum Denomination:	$100,000 and multiples of $1,000 in excess thereof

	2029 Notes	2031 Notes	2033 Notes	2036 Notes	2056 Notes

Size:	$500,000,000	$500,000,000	$500,000,000	$1,000,000,000	$750,000,000

Maturity:	February 3, 2029	February 3, 2031	February 3, 2033	February 3, 2036	February 3, 2056

Interest Payment Dates:	Semi-annually on February 3 and August 3	Semi-annually on February 3 and August 3	Semi-annually on February 3 and August 3	Semi-annually on February 3 and August 3	Semi-annually on February 3 and August 3

First Interest Payment Date:	August 3, 2026	August 3, 2026	August 3, 2026	August 3, 2026	August 3, 2026

Coupon:	4.000%	4.300%	4.600%	4.950%	5.800%

Benchmark Treasury:	3.500% due January 15, 2029	3.625% due December 31, 2030	3.875% due December 31, 2032	4.000% due November 15, 2035	4.750% due August 15, 2055

Benchmark Treasury Yield:	3.620%	3.802%	4.009%	4.229%	4.852%

Spread to Benchmark Treasury:	T + 40 bps	T + 53 bps	T + 62.5 bps	T + 75 bps	T + 95 bps

Yield to Maturity:	4.020%	4.332%	4.634%	4.979%	5.802%

Make-Whole Call:	Prior to January 3, 2029 at T+10 bps	Prior to January 3, 2031 at T+10 bps	Prior to December 3, 2032 at T+10 bps	Prior to November 3, 2035 at T+15 bps	Prior to August 3, 2055 at T + 15 bps

Par Call:	On or after January 3, 2029	On or after January 3, 2031	On or after December 3, 2032	On or after November 3, 2035	On or after August 3, 2055

Price to Public:	99.944%	99.858%	99.799%	99.774%	99.972%

Underwriting Discount:	0.100%	0.200%	0.300%	0.450%	0.650%

CUSIP:	459200 LQ2	459200 LR0	459200 LS8	459200 LT6	459200 LV1

ISIN:	US459200LQ29	US459200LR02	US459200LS84	US459200LT67	US459200LV14

Concurrent Offering:	Earlier today, the Issuer priced €1,000,000,000 aggregate principal amount of 3.000% Notes Due 2031, €1,000,000,000 aggregate principal amount of 3.450% Notes Due 2034, €750,000,000 aggregate principal amount of 3.850% Notes Due 2038 and €750,000,000 aggregate principal amount of Floating Rate Notes Due 2028 (together, the “concurrent offering”). The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer of any securities of the Issuer other than the notes to which this pricing term sheet relates. The concurrent offering may not be completed, and the completion of the concurrent offering is not a condition to the completion of the offering of the notes to which this pricing term sheet relates.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: We expect that delivery of the notes will be made to investors on or about February 3, 2026, which will be the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day (as such term is used for purposes of Rule 15c6-1 of the Exchange Act), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement; such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, BNP Paribas Securities Corp. at 1-800-854-5674, BofA Securities, Inc. at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs & Co. LLC at 1-866-471-2526, HSBC Securities (USA) Inc. at 1-866-811-8049 and Mizuho Securities USA LLC at 1-866-271-7403.

This pricing term sheet supplements the preliminary form of prospectus supplement, pertaining to the notes issuance referenced above, issued by International Business Machines Corporation on January 29, 2026, relating to its Prospectus dated January 29, 2024.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.